UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 16, 2009

Commission File Number: 333-119497

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL ANNOUNCES ITS METALLURGICAL SEGMENT PLANTS’ CAPACITY UTILIZATION LEVEL IN
MAY 2009

Moscow, Russia – June 16, 2009 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces its metallurgical segment plants’
capacity utilization level in May 2009.
In May 2009 high level of production capacity utilization was witnessed at
Mechel’s metallurgical plants as compared to the average level of capacity utilization in January – August 2008. Steel-making capacity utilization in May was more than 94%, metallurgical commodity products capacity utilization was more than 95%, including rolled products reached the level of about 99%, hardware – about 74%, forgings and stampings crossed the level of 58%.
Blast furnace production capacity utilization level at Chelyabinsk Metallurgical
Plant OAO in May 2009 was above 112%, steel-making capacity was loaded for more than 105%, metallurgical commodity products capacity utilization was about 104%.

Metallurgical commodity products capacity utilization at BMK OAO in May was about 93%, Izhstal OAO’s metallurgical commodity products capacity utilization was above 72%, at Vyartsilya Metallurgical Plant OAO it reached the level of about 103%.
Mechel’s plants in Romania steelmaking capacity utilization in May 2009 was about 76%, hardware production capacity load was about 83%.
”Our plant’s capacity utilization growth became possible due to the measures we took to optimize our production as well as to Mechel’s efficient sales policy.
We managed to increase the quality of our sales network operation including performance of Mechel-Service – the only Russian large retail sales company which is a part of a group producing finished steel products. Our own sales networks provide control over products shifting from the plants to the end consumers. They also enable us to make prompt responses to the world steel market recovery evidences. Additionally, we redistributed streams of our wholesale sales on the world steel market. Now semi-finished goods are mainly sold to the Asia-Pacific region and Middle-East countries. High margin downstream steel products are supplied to the Western Europe counties. Steel segment production volume revival provides for internal consumption for raw materials growth. Thus, we see increase in demand for coking coal, ferroalloys, iron ore and coke inside the group”, Mechel OAO Senior Vice President Vladimir
Polin commented, “Currently Mechel is the only Russian company commissioning coke ovens after the period of suspension and production volume drop,” he added.
***
Mechel OAO
Ilya Zhitomirsky
Phone: + 7 495 221 88 88
ilya.zhitomirsky@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: 06/16/2009	By:	Igor Zyuzin
	Name:	Igor Zyuzin
	Title:	CEO